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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1

                               (AMENDMENT NO. 1)

 Tender Offer Statement Pursuant to Section 14(d)(1) of the Securities Exchange
                                  Act of 1934

                         PLENUM PUBLISHING CORPORATION

                           (Name of Subject Company)

                             PPC ACQUISITION CORP.
                              KLUWER BOSTON, INC.
                        WOLTERS KLUWER U.S. CORPORATION
                               WOLTERS KLUWER NV

                                   (Bidders)

                     COMMON STOCK, $.10 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                            729093104 (COMMON STOCK)

                     (CUSIP Number of Class of Securities)

                              MR. JEFFREY K. SMITH
                      C/O KLUWER ACADEMIC PUBLISHERS B.V.
                                SPUIBOULEVARD 50
                            3300 A<#>Z</#> DORDRECHT
                                THE NETHERLANDS

                         TELEPHONE (011) 31 78 6392283

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidders)

                                    COPY TO:

                             Arnold J. Schaab, Esq.
                       Pryor Cashman Sherman & Flynn LLP
                                410 Park Avenue
                            New York, New York 10022
                            Telephone (212) 326-0168

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    This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1
("Schedule 14D-1") of PPC Acquisition Corp., a Delaware corporation (the "Offeror"), Kluwer Boston, Inc., a Massachusetts corporation (the "Parent"), Wolters Kluwer U.S. Corporation, a Delaware corporation ("WKUS"), and Wolters Kluwer nv, a corporation organized under the laws of the Netherlands ("Wolters Kluwer") filed with the Securities and Exchange Commission on June 16, 1998, relating to the tender offer (the "Offer") for all outstanding shares of common stock, par value $.10 per share of Plenum Publishing Corporation, a Delaware corporation (the "Corporation") as follows:

ITEM 10. ADDITIONAL INFORMATION

    Item 10(f) is hereby amended as follows:

    The table of the members of the Supervisory Board of Wolters Kluwer set forth in Paragraph 1 of Schedule I to the Offer to Purchase, filed as Exhibit
(a)(1) to Schedule 14D-1, is deleted in its entirety and replaced with the following to reflect that as of April 29, 1998, (i) Mr. O. Hattink retired as Chairman of the Supervisory Board of Wolters Kluwer upon reaching the age limit imposed by its Articles of Association, (ii) Mr. H. de Ruiter was appointed the Chairman of the Supervisory Board, (iii) Mr. J.V.H. Pennings was appointed the Deputy Chairman of the Supervisory Board and (iv) the Supervisory Board has six members:

SUPERVISORY BOARD

                                                                          INDIVIDUAL PRINCIPAL OCCUPATION OR
NAME AND BUSINESS ADDRESS                       OFFICE                        EMPLOYMENT (PRESENT/PAST)
---------------------------------  ---------------------------------  ------------------------------------------
H. de Ruiter.....................  Chairman, Member since 1994        Chairman of Supervisory Board of
  Prins Frederiklaan 16                                               Koninklijke Ahold NV, Beers NV,
  2243 HW WASSENAAR                                                   Koninklijke Hoogovens NV and Koninklijke
                                                                      Pakhoed NV
                                                                      Vice-chairman of Supervisory Board of
                                                                      AEGON NV and Member of Supervisory Board
                                                                      of Heineken NV and NV Koninklijke
                                                                      Nederlandse Petroleum Maatschappij

B.H. ter Kuile...................  Member since 1986                  Emeritus Prof. European Law, Erasmus
  Neuhuyskade 4                                                       University of Rotterdam
  2596 XL DEN HAAG                                                    Member and secretary of Supervisory Board
                                                                      of NV Verenigd Streekvervoer Nederland
                                                                      Deputy-Justice Court of Justice of The
                                                                      Hague

J.M.M. Maeijer...................  Member since 1982                  Emeritus Prof. Commercial Law University
  Pauluslaan 17                                                       of Nijmegen
  6564 AP HEILIG                                                      Member of Supervisory Board of Vendex
  LANDSTICHTING                                                       International NV
                                                                      Deputy-Justice Court of Justice of Den
                                                                      Bosch

J.V.H. Pennings..................  Deputy Chairman, Member since      Chairman of the Executive Board of Oce NV
  Casinoweg 170                    1995                               Chairman of Supervisory Board of
  5915 ER VENLO                                                       Koninklijke Grolsch NV and Koninklijke IBC
                                                                      Member of Supervisory Board of De
                                                                      Nederlandsche Bank NV and Tulip
                                                                      Computers

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ITEM 10. ADDITIONAL INFORMATION (CONTINUED)

                                                                          INDIVIDUAL PRINCIPAL OCCUPATION OR
NAME AND BUSINESS ADDRESS                       OFFICE                        EMPLOYMENT (PRESENT/PAST)
---------------------------------  ---------------------------------  ------------------------------------------
A.H.C.M. Walravens...............  Member since 1978                  Professor and consultant
  Oude Delft 130                                                      Chairman of Supervisory Board of
  2611 CG DELFT                                                       Tauw Beheer and NV Verenigd Streekvervoer
                                                                      Nederland
                                                                      Member of Supervisory Board of Achmea
                                                                      Holding, Bull Benelux and CSM
                                                                      Member Monitoring Committee Deloitte &
                                                                      Touche

N.J. Westdijk....................  Member since 1993                  Chairman Executive Board of Royal Pakhoed
  Nieuwe Gracht 161                                                   NV
  3512 LL UTRECHT                                                     Member of Supervisory Board of De
                                                                      Nationale Investeringsbank NV and Fortis
                                                                      AMEV NV

                                       3
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 1998                         PPC Acquisition Corp.

                                             By:        /s/ JEFFREY K. SMITH
                                                        ------------------------------------------
                                                        Name: Jeffrey K. Smith
                                                        Title: President

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 1998                         Kluwer Boston, Inc.

                                             By:        /s/ JEFFREY K. SMITH
                                                        ------------------------------------------
                                                        Name: Jeffrey K. Smith
                                                        Title: President
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 1998                         Wolters Kluwer U.S. Corporation

                                             By:        /s/ PETER W. VAN WEL
                                                        ------------------------------------------
                                                        Name: Peter W. van Wel
                                                        Title: President and CEO

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 1998                         Wolters Kluwer nv

                                             By:        /s/ PETER W. VAN WEL
                                                        ------------------------------------------
                                                        Name: Peter W. van Wel
                                                        Title: Member, Executive Board
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